Exhibit (a)(1)-7

                               SMITHTOWN BAY, LLC
                         601 CARLSON PARKWAY, SUITE 200
                              MINNETONKA, MN 55305
                                FOR INFORMATION:
                                 (866) 476-7243

November 3, 2003

To Holders of Units of Limited Partnership Interests of ML Media Partners, L.P.

Dear Unitholder:

We are pleased to advise you that we have raised our offer price for units of limited partnership interest (each a "Unit") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership") from $550 to $600. The offer is for up to 9,020 Units (the "Offer"), representing approximately 4.8% of the Units outstanding on the date of the Offer.

     o We are now offering to pay $600 in cash for each Unit, less the amount of any distributions declared or paid on or after October 1, 2003 (our "Purchase Price").

     o We will pay the $50 per transfer fee charged by the Partnership. You will not pay it.

     o    Our Offer will enable you to realize cash for your Units.

     o Our Purchase Price is $25 higher than the price offered by MLMP Acquisition Partners, LLC ("MLMP") of $575 per Unit.

     o Our Purchase Price of $600 applies to Unitholders who have already tendered to us. They do not need to tender again.

To Tender to Us, Please Read the Procedures Described in Our Amended Offer to Purchase.

Why should you tender to us?

o We expect to be able to pay for tendered Units on January 2, 2004, assuming no unanticipated delays.

o By contrast, MLMP is not likely to pay on its offer until at least 2005. The Partnership has already reached its cap of 4.8% for transfers of the Units for 2003. Assuming we receive tenders for and accept for payment 4.8% of the Units in November, 2003, depending on how many Units are tendered to MLMP, under the General Partner's policies MLMP is not likely to have Units transferred to it until January, 2005, at the earliest. Under the terms of MLMP's offer (which MLMP is free to waive), that means that depending on how many Units are tendered to it, MLMP may not pay some Unitholders until 2005, 2006 or even 2007. MLMP, however, will pay interest of 3% p.a. on its offer price.

o You can eliminate your K-1 tax filing. If you sell your Units now and assuming the transfer is effectuated effective January 1, 2004, 2003 should be the final year for which you receive a K-1 tax form from the Partnership. If we accept 4.8% of the Units for payment in November, 2003, it is very likely that Unitholders who tender to MLMP will still receive K-1's for 2004. Depending on how many Unitholders tender to MLMP, some Unitholders may still receive K-1's for not only 2004, but also 2005 and 2006.

o The Partnership does not expect to make distributions until the Adelphia litigation is resolved. As disclosed by the General Partner in its letter to Unitholders on September 5, 2003, "the partnership does not expect to make any further distributions to limited partners until the resolution of the litigation with Adelphia, Century, Highland and the joint venture and the disposition of the partnership's interest in the joint venture."

o You can eliminate uncertainty arising out of the delay in the Partnership's liquidation resulting from the Adelphia bankruptcy. As described by the General Partner in its letter to Unitholders on September 5, 2003, "Adelphia experienced significant financial and other problems that resulted in it seeking bankruptcy protection, and Adelphia defaulted in their obligations to purchase the...[t]hese bankruptcies will likely delay the partnership's receipt of the proceeds from its interest in the joint venture, perhaps by as much as several years..."

o Criminal prosecution of the Rigas family may further delay a liquidation. In its September 5, 2003 letter to Unitholders, the General Partner stated that "[d]iscovery proceedings with regard to the partnership's claims and Adelphia and century's counterclaims have begun; however, due to the existence of criminal prosecution against the Rigas family, it is highly unlikely that the partnership's matter will go to trial this year and difficult to predict when it will do so."

o No recent financial information about the partnership is available. The partnership has not filed financial statements with the Securities and Exchange Commission ("SEC") since September 2000. The General Partner also disclosed in its letter of September 5, 2003, that "Deloitte & Touche LLP, the auditors for the joint venture, has retracted their audit of the joint venture for the years ended December 31, 1999, December 31, 2000, and December 31, 2001."

o The General Partner has made no estimate of net asset value of the Partnership since December 2001.

o Trading in the Units is illiquid and sporadic. According to the Partnership's Report on Form 10-K for the year ended December 31, 2002, "an established public market for Registrant's Units does not now exist, and it is not anticipated that such a market will develop in the future."

o If you are the record owner of Units and you tender your Units to us in the Offer, you will not have to pay transfer fees, brokerage fees or similar expenses. The Partnership typically charges a transfer of fee $50 per Unitholder, and brokers charge sales commissions generally equal to the greater of $200 or 7-8% of gross proceeds, which you will not have to pay here. If you own your Units through a broker or other nominee, and your broker tenders your Units on your behalf, your broker or nominee may charge you a fee.

You should also take these factors into account in considering our Offer.

o Our estimate of when we or MLMP would pay Unitholders for Units tendered and accepted for payment is based on our understanding of the General Partner's policies and the terms and conditions of our Offer and of MLMP's offer. Those policies and term and conditions could be changed or waived.

o There is no established public market for the Units, although there is a limited secondary market. If you sell on the secondary market, you may receive a higher or lower price than our Purchase Price. According to the Partnership's reports with the SEC, prices for the Units on the secondary market have ranged higher than our Purchase Price. However, that market is illiquid, and if you sell your Units, you may also receive a higher or lower price than these historical prices.

o The tender of your Units may be withdrawn at any time prior to the expiration date of the Offer, including any extensions.

o By tendering, you will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. Our Purchase Price may be less than the total amount that you might otherwise receive with respect to your Units over the remaining term of the Partnership.

o Our obligation to purchase Units is subject to our right to prorate among tendering Unitholders the number of Units we will purchase, as well as other conditions set forth in our Offer to Purchase. We will purchase in our Offer a maximum of 9,020 Units. If Unitholders offer us more Units, we will prorate our purchase ratably to all sellers.

o We expect that payment for Units accepted for payment would be made on or after January 2, 2004, although payment could be delayed depending on when the Units are transferred to Smithtown on the Partnership's books and Smithtown is admitted as a substitute limited partner with respect to those Units. We will not pay you interest on our Purchase Price.

o The General Partner has recommended against our Offer at $550 per Unit. The General Partner has not yet issued its recommendation on MLMP's offer at $575 per Unit, or our higher price of $600 per Unit. You may consult with the General Partner before deciding whether or not to tender your Units.

o Neither Merrill Lynch & Co., Inc., the General Partner, ML Leasing Management, Inc., or the Partnership nor their respective affiliates or subsidiaries are parties to this Offer.

TO ACCEPT OUR OFFER:

1. Please complete the enclosed Agreement of Sale (if not otherwise indicated, please note the number of Units you wish to sell in the signature area of the Agreement of Sale), and have it MEDALLION SIGNATURE GUARANTEED (this can be done by your broker or a bank where you have an account).

2. Return the completed Agreement of Sale to us in the enclosed pre-addressed envelope.

OUR OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK TIME, on November 17, 2003, SUBJECT TO ANY EXTENSION. We encourage you to act promptly. Our Offer will remain open at least ten business days following any reduction in our purchase price resulting from a distribution made by the Partnership. By accepting the Offer, you will agree that we are entitled to all distributions made by the Partnership on or after October 1, 2003. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce our purchase price by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will make a public announcement. We reserve the right to extend, amend or terminate our Offer.

BEFORE TENDERING, BE SURE TO READ "RISKS AND FACTORS TO CONSIDER BEFORE TENDERING" IN THE OFFER TO PURCHASE

IF YOU HAVE ALREADY TENDERED TO MLMP AND WISH TO WITHDRAW FROM THE MLMP OFFER AND TENDER TO US, BE SURE TO READ SECTION 5 OF MLMP'S OFFER TO PURCHASE.

Please consider the Offer carefully. If you have any questions, please telephone us at (866) 476-7243. Thank you for your consideration.

                                        Very truly yours,

                                        Smithtown Bay, LLC

================================================================================

SMITHTOWN IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR OF THE PARTNERSHIP. PLEASE CAREFULLY REVIEW THE ENCLOSED OFFER. AN AGREEMENT OF SALE IS ENCLOSED; IN ORDER TO TENDER YOUR UNITS YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE AGREEMENT OF SALE IN ACCORDANCE WITH THE INSTRUCTIONS AND RETURN IT TO US.

================================================================================

THIS LETTER IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN OFFER TO SELL THE UNITS. THE OFFER IS MADE ONLY BY THE AMENDED OFFER TO PURCHASE AND THE RELATED AGREEMENT OF SALE AND IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED
FROM) HOLDERS OF UNITS IN ANY JURISDICTION WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE PURCHASER ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

Our Offer will expire at midnight, Eastern Time on November 17, 2003, unless the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open.

OUR OFFER CONTAINS IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.